FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                       FOR December 19, 2006

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable














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                              FORM  51-102F3

                         MATERIAL CHANGE REPORT

1.   Name and Address of Company
     ---------------------------

     DynaMotive Energy Systems Corporation (the Issuer)
     230-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     December 18, 2006

3.   News Release
     ------------

     Issued December 18, 2006 and disseminated via Business Wire.

4.   Summary of Material Change
     --------------------------

VANCOUVER, BC, CANADA December 18, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) and Evolution Biofuels Limited announced that the first module of their 200 tonnes per day BioOil plant was shipped and installed at the Guelph site last Friday.

Further modules are expected to be shipped and installed in December with a programmed shipment this week of a second process module, reactor, two modular control rooms, and ancillary equipment.

The pyrolysis plant comprises eight fully assembled modules. The mechanical erection phase is expected to be completed in February with the start of operations scheduled for the first quarter of 2007. The plant will process, once in full operation, 66,000 dry tonnes of biomass a year and have an energy output equivalent to 130,000 barrels of oil (BOE).

The companies further disclosed that biomass operations are underway at the site. It is estimated that 3,000 tonnes of clean recycled wood has been received and that about 15,000 tonnes of feedstock will be on site in readiness for the start-up.

Dynamotive President and CEO, Andrew Kingston, said "The foundation work has been completed and, with this first module, we commenced the mechanical erection phase, which is expected to take 60 days. Commissioning will start thereafter with an expectation of reaching operational status within the first quarter of 2007. The countdown to operations has commenced.

"The whole philosophy of fabrication and construction is modular to minimize on-site activities and allow for the rapid deployment of plants. We have used advanced modeling and fabrication methods to achieve this flexibility."

5.   Full Description of Material Change
     -----------------------------------

     Please see attached news release

6.   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
     ------------------------------------------------------------------

     Not applicable


7.   Omitted Information
     -------------------

     Not applicable


8.   Executive Officer
     -----------------

     Contact:      Andrew Kingston, President & CEO
     Telephone:    (604) 267-6013


9.   Date of Report
     --------------
     December 18, 2006

DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                            (signed)      Andrew Kinston
                                          --------------
                                          Andrew Kingston
                                          President & CEO

DYNAMOTIVE ENERGY SYSTEMS CORPORATION     News Release: December 18, 2006

          200 TPD BioOil Plant Takes Shape in Guelph, Ontario, with Process
                          Module Installation.
                        Biomass Operations Commence.

VANCOUVER, BC, CANADA December 18, 2006 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF) and Evolution Biofuels Limited announced that the first module of their 200 tonnes per day BioOil plant was shipped and installed at the Guelph site last Friday.

Further modules are expected to be shipped and installed in December with a programmed shipment this week of a second process module, reactor, two modular control rooms, and ancillary equipment.

The pyrolysis plant comprises eight fully assembled modules. The mechanical erection phase is expected to be completed in February with the start of operations scheduled for the first quarter of 2007. The plant will process, once in full operation, 66,000 dry tonnes of biomass a year and have an energy output equivalent to 130,000 barrels of oil (BOE).

The companies further disclosed that biomass operations are underway at the site. It is estimated that 3,000 tonnes of clean recycled wood has been received and that about 15,000 tonnes of feedstock will be on site in readiness for the start-up.

Dynamotive President and CEO, Andrew Kingston, said "The foundation work has been completed and, with this first module, we commenced the mechanical erection phase, which is expected to take 60 days. Commissioning will start thereafter with an expectation of reaching operational status within the first quarter of 2007. The countdown to operations has commenced.

"The whole philosophy of fabrication and construction is modular to minimize on-site activities and allow for the rapid deployment of plants. We have used advanced modeling and fabrication methods to achieve this flexibility."

Mr. Larry Herman, President of Evolution Biofuels, added "BioOil plants will be quickly deployed given their modular nature and will have the advantage of being located right where the biomass sources are. With an energy density 12 times greater than an original wood residue, it means the BioOil can be transported economically over very large distances."

Dynamotive has plant fabrication capabilities in Canada, the USA and Argentina and is working together with Mitsubishi to develop additional ones in Japan and China.

About Dynamotive
----------------
Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry waste biomass and energy crops into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Dynamotive's website: www.dynamotive.com

Contacts:
Nigel Horsley, Executive Director, Communications and Investor Relations, 604-267-6028
Nathan Neumer, Director, Communications,  604-267-6042

Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com

Website: www.dynamotive.com

Forward Looking Statement
-------------------------
Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the Company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the Company's disclosure filings with the Securities and Exchange Commission.








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